Free Writing Prospectus Filed
Pursuant to Rule 433
Registration No. 333-292938
June 15, 2026

iShares by BlackRock

SEEK BITCOIN EXPOSURE + INCOME

Introducing **BITA**, the iShares Bitcoin Premium Income ETF

iShares Bitcoin Premium Income ETF

BITA

Sponsor Fee: 0.65%

Inception Date: June 9 , 2026

Investment Objective: Seeks to reflect the performance of spot bitcoin while providing options premium income through an actively managed covered call strategy

Benchmark: CME CF Bitcoin Reference Rate – New York Variant (BRRNY)

Bitcoin Custodian: Coinbase

Cash & Securities Custodian: BNY Mellon

The iShares Bitcoin Premium Income ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940.

Why BITA for bitcoin?

1. Growth with Income Potential

BITA seeks to capture the majority of bitcoin's upside combined with monthly income.

2. Built for Efficiency

BITA's differentiated structure holds bitcoin (and IBIT) directly for tax-efficient growth[1] while selling options on IBIT that benefit from lower 60/40 taxation[2] as section 1256 contracts.[3]

3. BlackRock Platform

BITA builds on IBIT, the world's largest and most liquid bitcoin ETP,[4] bringing together BlackRock's bitcoin and derivatives expertise in a convenient wrapper.

BITA is for investors seeking:

Majority Upside Participation[5] + **Income Generation** + **Reduced Volatility**

1. Holding spot bitcoin may allow more appreciation to remain unrealized at the fund level compared to synthetic implementations that use options or futures for the long exposure. **2.** Refers to blended tax rate where 60% of gains are taxed at lower long-term rates and 40% at short-term rates. **3.** Refers to exchange-traded derivatives that qualify for blended tax treatment under U.S. tax rules. **4.** Based on AUM and 20-day average trading volume. Source: Bloomberg, as of May 29, 2026. **5.** BITA seeks to write covered call options on approximately 25-35% of the portfolio's assets. Actual upside participation will vary and is not guaranteed.

Bitcoin's volatility has trended lower over time, but remains elevated

Bitcoin volatility compared with other select major asset classes

Rolling 1-year volatility, 2015–2026 YTD (%)



Bitcoin
Gold
Equities
Fixed Income
100%
80%
60%
40%
20%
0%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Past performance does not guarantee future results. Index performance is for illustrative purposes only. Index performance does not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Bitcoin is represented by Bloomberg Bitcoin Spot Price, Gold is represented by Bloomberg Gold Spot Price, Equities is represented by the MSCI ACWI Investable Market Index (IMI), and Fixed Income is represented by the Bloomberg U.S. Aggregate Bond Index. Source: Bloomberg and BlackRock calculations, as of May 29, 2026.

BITA seeks to generate income from bitcoin volatility, potentially improving investor outcomes

If spot bitcoin prices...	IBIT...	BITA's income can...	BITA vs. IBIT potentially...
Fall	Depreciates	Partially offset losses	Outperforms
Are stable	Is unchanged	Enhance performance	Outperforms
Rise modestly	Appreciates	Enhance performance	Outperforms
Rise significantly	Appreciates	Moderate upside	Underperforms

For illustrative purposes only.

The iShares Bitcoin Premium Income ETF (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves a high degree of risk, including possible loss of principal. An investment in the Trust is not suitable for all investors, may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons who can bear the risk of total loss associated with an investment in the Trust.

Investing in digital assets involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on their acceptance. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including largescale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

The Trust's use of derivatives may decrease its returns, increase volatility, and expose it to additional operational and counterparty risks – that is, the risk that another party in a transaction may fail to meet their contractual obligations. Losses may arise from derivative holdings due to limited liquidity in secondary markets and unexpected market changes. Writing covered call options on IBIT shares limits the Trust's gains above the option exercise price. The Trust remains exposed to losses below the exercise price, as premiums may not cover declines tied to bitcoin or IBIT volatility. Additionally, the Trust could be impacted by declining share values, restrictions on trading options, and other risks linked to options strategies.

Bitcoin Spot Prices provided by CME CF Bitcoin Reference Rate – New York Variant for the Bitcoin – U.S. Dollar trading pair ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global bitcoin price, and a failure of the Index price could adversely affect the value of the Shares.

The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The amount of bitcoin represented by shares of the Trust will decrease over the life of the Trust due to sales of bitcoin necessary to pay the sponsor's fee and trust expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The liquidation of the Trust may occur at a time when the disposition of the Trust's bitcoin will result in losses to investors. The value of the shares of the Trust will be adversely affected if bitcoin owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. Although shares of the iShares Bitcoin Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large, aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets. The Sponsor is not responsible for losses incurred due to loss, theft, destruction, or compromise of the trust's bitcoin.

When comparing commodities and the Trust, it should be remembered that the sponsor's fee associated with the Trust is not borne by investors in individual commodities. Transactions in shares of ETPs may result in brokerage commissions and will generate tax consequences. All regulated investment companies are obliged to distribute portfolio gains to shareholders.

This material is provided for educational purposes only and does not constitute investment advice. The information contained herein is based on current tax laws, which may change in the future. BlackRock cannot be held responsible for any direct or incidental loss resulting from applying any of the information provided in this publication or from any other source mentioned. The information provided in this material does not constitute any specific legal, tax or accounting advice. Please consult with qualified professionals for this type of advice.

Prepared by BlackRock Investments, LLC (together with its affiliates, "BlackRock").

iShares by BlackRock